FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca Settles US Nexium Patent Litigation with Ranbaxy”, dated 15 April 2008.

2.	Press release entitled, “AstraZeneca First Quarter Results 2008”, dated 23 April 2008.

3.	Press release entitled, “AstraZeneca PLC - First Quarter Results 2008” (front half), dated 24 April 2008.

4.	Press release entitled, “AstraZeneca PLC – First Quarter Results 2008 – Consolidated Income Statement” (back half), dated 24 April 2008.

5.	Press release entitled, “AstraZeneca PLC – Annual General Meeting: 24 April 2008”, dated 24 April 2008.

6.	Press release entitled, “AstraZeneca Submits sNDA for SYMBICORT® for COPD Treatment”, dated 30 April 2008.

7.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 30 April 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	02 May 2008	By:	/s/ Graeme Musker
			Name:	Graeme Musker
			Title:	Secretary & Solicitor

Item 1

AstraZeneca Settles US Nexium Patent
Litigation with Ranbaxy

Companies Also Sign Manufacturing and Distribution Agreements

AstraZeneca today announced it has entered into a settlement agreement in its Nexium patent infringement litigation against Ranbaxy Laboratories Ltd. and its affiliates (“Ranbaxy”).

The agreement settles the patent infringement litigation filed by AstraZeneca following Ranbaxy’s submission to the United States Food & Drug Administration of an Abbreviated New Drug Application for a generic version of Nexium.  Under the settlement agreement, Ranbaxy concedes that all six patents asserted by AstraZeneca in the patent litigation are valid and enforceable.  Ranbaxy also accepts that four of the patents would be infringed by the unlicensed sale of Ranbaxy’s proposed generic product.

The settlement agreement will allow Ranbaxy to commence sales of a generic version of Nexium under a licence from AstraZeneca on 27 May 2014. This date marks the expiry of US Patent Numbers 5,877,192 and 6,875,872. AstraZeneca’s patents protecting Nexium have expiration dates that range from 2014 through 2019.

AstraZeneca and Ranbaxy have filed a Consent Judgment with the US District Court for the District of New Jersey reflecting the terms of the settlement agreement. With the Court now having entered the Consent Judgment, the settlement agreement is final, and the patent infringement litigation against Ranbaxy has been dismissed.

Merck & Co., Inc., through KBI Inc. and KBI-E and under the terms of Merck's restructured partnership with AstraZeneca announced in 1998, has also entered into the settlement agreement.

AstraZeneca’s Nexium patent infringement litigations against Teva/IVAX and Dr Reddy’s Laboratories remain ongoing.

“I believe that this agreement is the right business decision and gives increased clarity and stability to allow us to continue investing substantially in our growing pipeline of new medicines for patients. We continue to have confidence in the strength of our patents and will vigorously defend our intellectual property,” said David Brennan, Chief Executive Officer of AstraZeneca.

Manufacturing and Distribution Agreements

AstraZeneca and Ranbaxy have separately entered into agreements under which Ranbaxy will formulate a portion of AstraZeneca’s US supply of Nexium from May 2010, including provisions for the manufacture of esomeprazole magnesium, the active pharmaceutical ingredient in Nexium, from May 2009.

AstraZeneca and Ranbaxy have also entered into two separate agreements designating Ranbaxy as the US distributor for authorised generic versions of Plendil (felodipine) and 40mg Prilosec (omeprazole).  Ranbaxy will be compensated for its distribution services on standard commercial terms.

In compliance with the Medicare Modernization Act of 2003, AstraZeneca will file all of the above agreements with the United States Federal Trade Commission and the United States Department of Justice.

15 April 2008

Media Enquiries:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Steve Brown	+44 207 304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

About Nexium
Nexium belongs to a class of medicines known as proton-pump inhibitors (PPIs). It works by binding to, and inhibiting, the acid pumps of a particular type of cell which is found in the stomach. In doing so, it lowers the level of acidity in the stomach and helps to heal erosions in the esophagus or ulcers in the duodenum.

Nexium is an effective treatment for patients with gastroesophageal reflux disease (GERD), but is particularly appropriate for those suffering from persistent, recurrent GERD which can cause disruptive, long term symptoms. Nexium has been demonstrated to provide enduring relief from the impact of GERD amongst patients.

Nexium was first launched in Europe in 2000 and in 2001 in the US.

About Plendil
Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.

About Prilosec
Prilosec (omeprazole), marketed as Losec in some countries, was the first PPI and is used for the short-term treatment of acid-related diseases.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Broadcast quality footage is available to download from the Media section of our website at: http://br.thenewsmarket.com/Astrazeneca/br/Login/LoginPreRegistration.aspx
Journalists will be required to register to access this feature.

- Ends -

Item 2

AstraZeneca First Quarter Results 2008

Tomorrow, Thursday, 24 April 2008, AstraZeneca will release First Quarter Results 2008 at 11:00bst.

There will be an analyst teleconference covering the results at 13:00bst for which the numbers are: UK: 0800 279 9640, for Sweden:  0200 897 065, for US: 1 866 850 2201 and for International: +44 (0)20 7138 0827.  These numbers, and details of the replay facility available through 17:00bst Friday, 2 May 2008, are available on the Investors section of the AstraZeneca website www.astrazeneca.com.

Item 3

AstraZeneca PLC
First Quarter Results 2008

-  Core EPS increased by 9 percent at CER to $1.28.

-  First quarter sales increased by 4 percent at CER to $7,677 million.

- Inclusion of MedImmune sales more than offset the decline in Toprol-XL™ sales in the US.

- Strong growth in Emerging Markets, with sales up 11 percent at CER.

-	Underlying business performance on track. Core EPS target increased to reflect year to date currency impact.

- Revised target range for Core EPS is $4.45 to $4.75.

-  First of 3 planned regulatory filings for the year achieved.

- US Biologics Licence Application for motavizumab submitted in January.

-  Settlement agreement with Ranbaxy in Nexium™ patent infringement announced 15 April.

- Agreement gives increased clarity and stability to allow continued investment in our growing pipeline.

- Company will vigorously defend its intellectual property.

Financial Summary

Group	1st Quarter 2008 $m	1st Quarter 2007 $m	Actual %	CER %
Sales	7,677	6,966	+10	+4
Reported
Operating Profit	2,257	2,170	+4	-5
Profit before Tax	2,143	2,267	-5	-15
Earnings per Share	$1.03**	$1.02	+1	-9
Core
Operating Profit	2,765	2,274	+21	+12
Profit before Tax	2,651	2,371	+12	+2
Earnings per Share*	$1.28	$1.07	+19	+9

*Core financial measures are supplemental non-IFRS measures which management believe useful to understanding the Company’s performance; it is upon these measures that financial guidance for 2008 is based.  See page 8 for a reconciliation of Core to Reported financial measures.

**Included in Reported EPS for Q1 2008 is a ($0.12) charge for impairment of intangible assets related to EthyolTM , a product acquired with MedImmune, arising from an “at risk” launch of a generic product by Sun Pharmaceutical Industries Ltd., prior to the conclusion of ongoing patent litigation.

David Brennan, Chief Executive Officer, said:  “The first quarter performance puts us on track to achieve our full year financial targets. We have also announced the motavizumab BLA submission in January - the first of three regulatory filings planned for 2008 - and the agreement to settle the Nexium™ patent infringement litigation against Ranbaxy, which has provided increased clarity and stability to allow us to continue the substantial investment in our growing pipeline of new medicines.”

London, 24 April 2008

Media Enquiries:	Steve Brown/Chris Sampson (London)	(020) 7304 5033/5130
	Earl Whipple (Wilmington)	(302) 885 8197
	Per Lorentz (Södertälje)	(8) 553 26020

Analyst/Investor Enquiries:	Mina Blair/Karl Hard (London)	(020) 7304 5084/5322
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506
	Peter Vozzo (MedImmune)	(301) 398 4358

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Sales in the first quarter increased by 4 percent at CER, or 10 percent on an as reported basis.  Sales in the US were up 5 percent; the inclusion of MedImmune sales in the quarter more than offset the decline in Toprol-XL™ sales in the US market.  Sales in the Rest of World were up 4 percent.  Sales in Established Markets were up 1 percent despite a 1 percent decline in Western Europe.  Sales in Emerging Markets were up 11 percent, driven by strong growth in China and other Asian markets.

Core operating profit in the first quarter was up 12 percent to $2,765 million, as a result of improvement in Core gross margin and continued efficiencies in SG&A and R&D.  Reported operating profit, which included restructuring and synergy costs ($117 million), Merck and MedImmune related amortisation ($134 million) and an intangible asset impairment charge as a result of the “at risk” launch of a generic competitor to MedImmune’s oncology product Ethyol™ ($257 million) was $2,257 million, 5 percent lower than last year.

Core earnings per share in the first quarter were $1.28 compared with $1.07 in the first quarter 2007, a 9 percent increase at CER. The increase is the result of the growth in Core operating profit and the benefit of a lower number of shares outstanding, partially offset by increased net interest expense.

Research and Development Update

In the first quarter, the first of three planned regulatory submissions for 2008 was achieved, with the submission of the Biologics Licence Application in the US for motavizumab in January.  The filing for saxagliptin is on track for mid-year, with Phase III clinical data to be presented at the upcoming American Diabetes Association meeting. The regulatory submission for Zactima™ is planned for the fourth quarter.

The large lifecycle management programme in support of Seroquel XR™ is nearing completion, culminating in a large number of regulatory submissions in 2008.  Regulatory filings in the US and Europe for Seroquel XR™ for the treatment of Bipolar Mania and Bipolar Depression were announced early in the first quarter.  The US submission for Seroquel XR™ for the treatment of major depressive disorder (MDD) was made on 29 February.  Submissions for MDD in Europe and filings for generalised anxiety disorder (GAD) in the US and Europe will follow later this year.  Much of the clinical data supporting the MDD and GAD filings will be presented at the American Psychiatric Association meeting early next month.

On 31 March, AstraZeneca announced its decision to stop the Crestor™ JUPITER clinical study early based on a recommendation from an Independent Data Monitoring Board and the JUPITER Steering Committee, which met on 29 March. The study will be stopped early because there is unequivocal evidence of a reduction in cardiovascular morbidity and mortality amongst patients who received Crestor™ when compared to placebo.

The JUPITER study team has initiated activities to close this large multi-centre study. Over 15,000 trial participants will be scheduled by their investigator for final assessments at over 1,200 sites in 26 countries. Data from these visits will generate 80,000 pages of case report forms.  We plan to complete the analysis in the fourth quarter of this year.

Enhancing Productivity

The Company remains on track to deliver two-thirds of the total programme benefits of $1.4 billion per annum by the end of this year, with the full amount to be delivered by 2010.

As part of this programme, AstraZeneca undertook major restructuring in many of its European sales and marketing organisations in 2007.  As a result, the Company is now delivering about the same level of sales with smaller sales forces in its largest marketing companies in Western Europe.

The R&D organisation is now actively involved in the implementation of our agreement with Cognizant to provide centralised Data Management services for the whole of AstraZeneca Clinical Development.  This agreement is the largest such contract within the pharmaceutical industry and will deliver economies of scale and cost savings that will help R&D deliver its commitment to improving productivity and efficiency.

A further $117 million in costs associated with the Company-wide restructuring and synergy programmes were charged to the first quarter accounts, bringing cumulative charges since the inception of the programmes to $1,083 million.

AstraZeneca PLC

Future Prospects

Based on an assessment of the underlying business performance in the first quarter and the outlook for the remainder of the year, the Company believes it is on track to achieve the full year targets.  The target range for Core earnings per share has been increased to $4.45 to $4.75 to reflect the currency benefits realised in the first quarter relative to the currency assumptions upon which the targets were based.

Disclosure Notice:  The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements.  These include, but are not limited to: the rate of growth in sales of generic competitors to Toprol-XL™ in the US market, the rate of growth in sales of generic products in the PPI market in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate.  For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2007 Annual Report on Form 20-F.

AstraZeneca PLC
Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	First Quarter		CER %
	2008	2007
Nexium™	1,238	1,308	-9
Losec™/ Prilosec™	252	279	-16
Total	1,510	1,607	-10

•
In the US, Nexium™ sales in the first quarter were $736 million, a 15 percent decline compared with last year.  Volume was broadly unchanged compared with the first quarter last year; dispensed retail unit demand was essentially flat, whilst an increase in non-retail volume was offset by trade destocking during the quarter.  Net prices during the first quarter are slightly lower than those realised in the fourth quarter 2007; the price variance versus the first quarter 2007 reflects the back-loaded phasing of the lower prices realised over the course of last year.

•	Nexium™ sales in other markets were up 1 percent, as sales growth in Canada and in Emerging Markets exceeded the declines in Nexium™ sales in Western Europe.
•	The Company expects a mid-single digit sales decline for worldwide sales of Nexium™ for the full year.
•	Prilosec™ sales in the US were down 13 percent in the first quarter. Losec™ sales in other markets were down 17 percent despite modest increases in Japan and China.

Cardiovascular

	First Quarter		CER %
	2008	2007
Crestor™	772	628	+16
Seloken™ / Toprol-XL™	190	444	-60
Atacand™	346	296	+7
Plendil™	66	65	-6
Zestril™	59	80	-33
Total	1,571	1,653	-11

•
In the US, Crestor™ sales in the first quarter were $353 million, a 3 percent increase over last year.  Crestor™ share of total prescriptions in the US statin market increased to 8.75 percent in March; Crestor™ is the only branded statin to gain market share during the first quarter.  Since the launch of the atherosclerosis indication in November 2007, Crestor™ share of new patient starts, as well as net switches to Crestor™ from other statin products, has increased.

•
Crestor™ sales in Rest of World now exceed those in the US.  Crestor™ sales in other markets were up 32 percent to $419 million.  Sales in Western Europe were up 11 percent.  Crestor™ sales increased by 180 percent in Japan, where Crestor™ volume share of the statin market has reached 13.2 percent.

•
US sales of the Toprol-XL™ product range, which includes sales of the authorised generic to Par, were $64 million in the first quarter, down 81 percent.  Generic products accounted for 87 percent of dispensed prescriptions in the first quarter.

•	Sales of Seloken™ in other markets were unchanged, as the growth in Emerging Markets offset the decline in Established Markets.
•	Atacand™ sales in the first quarter were down 5 percent in the US. Sales in other markets increased 10 percent, chiefly in Western Europe.

AstraZeneca PLC
Respiratory and Inflammation

	First Quarter		CER %
	2008	2007
Symbicort™	471	354	+21
Pulmicort™	411	401	-1
Rhinocort™	80	92	-16
Oxis™	17	23	-35
Accolate™	18	19	-5
Total	1,040	931	+5

•
Symbicort™ sales in the US were $44 million in the first quarter.  Specialist adoption of Symbicort™ is steadily increasing; since launch more than 80 percent of allergists and 70 percent of pulmonary specialists in our target audience have prescribed Symbicort™.  The product trial rate among primary care physicians has increased to more than 29 percent.  Overall, Symbicort™ share of new prescriptions for fixed combinations reached 7.8 percent in the week ending 11 April; market share among patients newly starting combination treatments has increased to over 15 percent.

•	US regulatory filings for Symbicort™ for the treatment of COPD and for paediatric use are planned for the second quarter 2008.
•	Symbicort™ sales in other markets were up 9 percent in the first quarter, to $427 million, with more than half of the increase coming from Western Europe.
•
US sales for Pulmicort™ were up 2 percent in the first quarter.  Initial stocking of the Pulmicort™ Flexhaler™ dry powder inhaler (which replaces Pulmicort™ Turbuhaler™ in the market) took place in the first quarter 2007, and has adversely affected the reported sales growth rate for the quarter.  Sales of Pulmicort™ Respules™ increased 11 percent against the backdrop of a relatively mild season for respiratory illness.

•	Pulmicort™ sales in other markets were down 6 percent in the first quarter.

Oncology

	First Quarter		CER %
	2008	2007
Arimidex™	430	401	+2
Casodex™	316	310	-5
Zoladex™	255	249	-6
Iressa™	58	52	+4
Faslodex™	56	49	+8
Nolvadex™	18	19	-16
Ethyol™ *	14	-	n/m
Total	1,165	1,096	-1

* Sales of this MedImmune product are consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•	In the US, sales of Arimidex™ were up 13 percent in the first quarter, to $183 million. Total prescriptions for Arimidex™ increased by 2 percent in the quarter.
•	Arimidex™ sales in other markets were down 6 percent to $247 million as sales in Western Europe reflect a slowing in the aromatase inhibitor market and a small decline in market share.
•	Casodex™ sales in the first quarter were down 10 percent in the US and declined 4 percent in other markets.
•	Iressa™ sales increased by 4 percent in the first quarter, chiefly as a result of growth in Asian Emerging Markets, including China. Sales in Japan were down 4 percent.
•	Faslodex™ sales in the US were $25 million in the first quarter, unchanged from the first quarter 2007. Sales in other markets were $31 million, an increase of 17 percent.

AstraZeneca PLC

•
In the US, sales of Ethyol™ were $14 million in the first quarter.  On 31 March, Sun Pharmaceutical Industries Ltd. commenced an “at risk” launch of its generic amifostine product prior to the conclusion of ongoing patent litigation.  MedImmune has subsequently entered into a supply and distribution agreement with Bedford Pharmaceuticals to distribute an authorised generic version of amifostine.  The generic launch gave rise to an intangible asset impairment charge in the first quarter accounts.

Neuroscience

	First Quarter		CER %
	2008	2007
Seroquel™	1,050	923	+10
Zomig™	107	107	-7
Total	1,378	1,227	+7

•
In the US, Seroquel™ sales were up 7 percent to $702 million.  Total prescriptions for Seroquel™ increased 8 percent in the first quarter, with 25 percent of the growth attributable to Seroquel XR™.  The increase in Seroquel™ prescriptions accounted for more than half the prescription growth for the antipsychotic market in the US in the first quarter.

•
Seroquel™ sales in other markets increased 17 percent in the first quarter to $348 million.  Sales were up 17 percent in Western Europe, fuelled by a 43 percent increase in Germany, which included launch stocking for Seroquel XR™.

•	Zomig™ sales in the first quarter were down 6 percent in the US and were down 7 percent in other markets.

Infection and Other

	First Quarter		CER %
	2008	2007
Synagis™*	519	-	n/m
Merrem™	213	178	+12
FluMist™*	-	-	n/m
Total	787	252	+206
* Sales of these MedImmune products are consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
Sales of Synagis™ totalled $519 million in the first quarter.  US sales were $456 million; sales outside the US were $63 million.  There are no corresponding sales recorded in the AstraZeneca accounts in the prior year; on a pro-forma basis Synagis™ sales are 2 percent above the first quarter last year.

Geographic Sales

	First Quarter		CER %
	2008	2007
North America	3,723	3,488	+5
US	3,401	3,234	+5
Established ROW*	2,973	2,664	+1
Emerging ROW	981	814	+11

*Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•
In the US, sales were up 5 percent in the first quarter.  The addition of MedImmune sales more than offset the decline in Toprol-XL™.  Underlying demand growth was ahead of reported sales growth as a result of some destocking in the quarter.  Among the key brands, the growth in Symbicort™, Crestor™, Arimidex™ and Seroquel™ was offset by the decline in Nexium™.

AstraZeneca PLC

•
Sales in the Established Rest of World segment were up 1 percent.  Sales in Western Europe were down 1 percent, with sales growth for Seroquel™, Symbicort™ and Crestor™ offset by the declines in Losec™ and Nexium™.  Sales in Japan were up 4 percent, as wholesalers constrained purchases ahead of the biennial price decreases taking effect in April.  Sales in Australia increased 29 percent, fuelled by the launch performance of Crestor™.

•
Sales in Emerging Markets increased 11 percent, accounting for two-thirds of total Company sales growth outside the US.  Sales in Emerging Asia markets (including China) were up 22 percent.  Sales in Latin America were up 11 percent.

AstraZeneca PLC
Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

First Quarter

	Reported 2008	Restructuring and synergy costs	MedImmune Amortisation	Ethyol™ Impairment	Merck Amortisation	Core 2008	Core 2007	Actual %	CER %
Sales	7,677	-	-	-	-	7,677	6,966	10	4
Cost of Sales	(1,502)	32	-	-	-	(1,470)	(1,404)
Gross Margin	6,175	32	-	-	-	6,207	5,562	12	5
% sales	80.4%					80.9%	79.8%	+1.1	+0.6
Distribution	(66)	-	-	-	-	(66)	(61)	8	2
% sales	0.9%					0.9%	0.9%	-	-
R&D	(1,236)	54	-	-	-	(1,182)	(1,170)	1	-2
% sales	16.1%					15.4%	16.8%	+1.4	+1.1
SG&A	(2,737)	31	79	257	25	(2,345)	(2,195)	7	2
% sales	35.7%					30.6%	31.5%	+0.9	+0.7
Other income	121	-	30	-	-	151	138	9	8
% sales	1.6%					2.0%	2.0%	-	+0.1
Operating Profit	2,257	117	109	257	25	2,765	2,274	21	12
% sales	29.4%					36.0%	32.6%	+3.4	+2.5
Net finance (expense)/income	(114)	-	-	-	-	(114)	97
Profit before Tax	2,143	117	109	257	25	2,651	2,371	12	2
Taxation	(638)	(35)	(32)	(77)	-	(782)	(728)
Profit after Tax	1,505	82	77	180	25	1,869	1,643	14	4
Minority Interests	(2)	-	-	-	-	(2)	(4)
Net Profit	1,503	82	77	180	25	1,867	1,639	14	4
Weighted Average Shares	1,457	1,457	1,457	1,457	1,457	1,457	1,527
Earnings per Share	1.03	0.06	0.05	0.12	0.02	1.28	1.07	19	9
A reconciliation by quarter of Reported to Core financial measures for 2007 is given in note 3.

Sales increased by 10 percent on a reported basis and by 4 percent on a constant currency basis.  Currency movements increased sales by 6 percent.

Core gross margin of 80.9 percent in the first quarter is 0.6 percentage points higher than last year. Principal contributors were lower payments to Merck (1.2 percentage points), and continued efficiency gains and favourable product mix (0.8 percentage points), partially offset by higher royalty payments (1.4 percentage points), chiefly due to the inclusion of Synagis™ sales in the first quarter of 2008.

Core R&D expenditure was $1,182 million in the first quarter, down 2 percent over last year.  In the first quarter 2007, there were intangible asset impairment charges relating to the collaborations with AtheroGenics and Avanir; excluding these impairments, Core R&D expenditure was up 4 percent in the quarter, due to the inclusion of MedImmune R&D expense offset by ongoing efficiencies.  The Company continues to make good progress on the delivery of R&D projects and productivity initiatives.

Core SG&A costs of $2,345 million were 2 percent higher than the first quarter of 2007, where the inclusion of MedImmune has more than offset operational efficiencies and benefits from the Company’s productivity initiatives.  Excluding MedImmune, Core SG&A expense was 2 percent lower than last year.

Core other income of $151 million was $13 million higher than the first quarter in 2007 with the inclusion of MedImmune being partially counterbalanced by lower one-time gains and royalty income.  The amortisation expense relating to the intangible assets arising from MedImmune’s licensing and royalty income streams has been reclassified from SG&A to other income.  As a result of this change, the Company still expects Core other income to be similar to last year, but with this amortisation expense, other income on a reported basis will be lower than 2007.

AstraZeneca PLC

Core operating profit was $2,765 million, an increase of 12 percent at CER or up 21 percent on an as reported basis.  Currency movements increased operating profit by 9 percent. In comparison to last year, the dollar was 13 percent weaker against the euro, increasing sales, and also against the Swedish krona (11 percent) and sterling (1 percent), increasing costs.  On a constant currency basis, Core operating margin increased by 2.5 percentage points to 36.0 percent of sales, as a result of improvements in gross margin and efficiencies in SG&A and R&D.

Core earnings per share in the first quarter were $1.28, a CER increase of 9 percent, as the increase in Core operating profit and the benefit of a lower number of shares in issue was partially offset by increased net interest expense.  Core earnings per share on an as reported basis increased 19 percent.

Reported operating profit was down 5 percent to $2,257 million, reflecting the impact of restructuring and synergy costs ($117 million), MedImmune related amortisation ($109 million) and the impairment of intangible assets arising from the “at risk” launch of a generic competitor to Ethyol™ ($257 million) compared with the first quarter last year. Reported earnings per share were $1.03.

Finance Income and Expense

Net finance expense was $114 million for the first quarter, versus income of $97 million in the first quarter of 2007. This decrease is primarily attributable to the interest payable on the borrowings to acquire MedImmune, Inc.

Taxation

The effective tax rate for the quarter was 29.8 percent compared with 31.0 percent for the same period last year. For the full year the tax rate is anticipated to be around 29.5 percent, the same as for 2007.

Cash Flow

Cash generated from operating activities was $2,391 million in the first quarter, in comparison with $2,187 million in 2007.  The increase of $204 million was mainly driven by an increase in operating profit before depreciation, amortisation and impairment of $419 million, partially offset by an increase in interest payments of $256 million.

Net cash outflows from investing activities were $2,937 million in the first quarter, versus $616 million in 2007. This was due primarily to the payment of $2,630 million to Merck (see note 6), which was partially offset by reductions in expenditure on new externalisation deals and in the purchase of short term investments and fixed deposits.

Cash distributions to shareholders were $2,007 million, through the payment of the second interim dividend from 2007.

Investments

As described in note 6, on 17 March, the Company made payments under the provisions of the Merck agreements of approximately $2.6 billion. These have been recorded as intangible assets to reflect the benefits accruing in respect of relief from future contingent payments and the ability to fully exploit our resources and products within certain therapy areas. There were no other significant investments in the quarter.

Debt and Capital Structure

As at 31 March 2008, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $15,002 million (31 December: $15,156 million), of which $11,116 million is due after one year (31 December: $10,876 million).  Outstanding net debt of $11,752 million increased by $2,640 million from 31 December, principally as a result of the significant cash outflows as described above.

AstraZeneca PLC

Share Repurchases

During the first quarter, there were no share repurchases.

The total number of shares in issue at 31 March 2008 was 1,457 million.

The Board’s distribution policy and its overall financial strategy is to strike a balance between the interests of the business, our shareholders and our financial creditors, whilst maintaining a strong investment grade credit rating. The Board expects to undertake share repurchases in the region of $1 billion in 2008, subject to business needs.

Calendar

31 July 2008	Announcement of second quarter and half year 2008 results
30 October 2008	Announcement of third quarter and nine months 2008 results

David Brennan
Chief Executive Officer

Item 4

Consolidated Income Statement

For the quarter ended 31 March	2008 $m	2007 $m
Sales	7,677	6,966
Cost of sales	(1,502)	(1,486)
Distribution costs	(66)	(61)
Research and development	(1,236)	(1,170)
Selling, general and administrative costs	(2,737)	(2,217)
Other operating income and expense	121	138
Operating profit	2,257	2,170
Finance income	258	247
Finance expense	(372)	(150)
Profit before tax	2,143	2,267
Taxation	(638)	(703)
Profit for the period	1,505	1,564

Attributable to:
Equity holders of the Company	1,503	1,560
Minority interests	2	4
	1,505	1,564

Basic earnings per $0.25 Ordinary Share	$1.03	$1.02
Diluted earnings per $0.25 Ordinary Share	$1.03	$1.02
Weighted average number of Ordinary Shares in issue (millions)	1,457	1,527
Diluted average number of Ordinary Shares in issue (millions)	1,457	1,531

Consolidated Balance Sheet

	As at 31 Mar 2008 $m	As at 31 Dec 2007 $m	As at 31 Mar 2007 $m
ASSETS Non-current assets
Property, plant and equipment	8,486	8,298	7,420
Goodwill	9,906	9,884	1,102
Intangible assets	13,778	11,467	3,345
Other investments	197	182	116
Deferred tax assets	1,400	1,044	1,296
	33,767	30,875	13,279
Current assets
Inventories	2,169	2,119	2,294
Trade and other receivables	7,054	6,668	6,238
Other investments	330	177	849
Income tax receivable	2,218	2,251	1,338
Cash and cash equivalents	2,920	5,867	5,567
	14,691	17,082	16,286
Total assets	48,458	47,957	29,565
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(3,886)	(4,280)	(59)
Trade and other payables	(7,194)	(6,968)	(6,913)
Provisions	(531)	(387)	(99)
Income tax payable	(4,071)	(3,552)	(3,278)
	(15,682)	(15,187)	(10,349)
Non-current liabilities
Interest bearing loans and borrowings	(11,116)	(10,876)	(1,087)
Deferred tax liabilities	(4,322)	(4,119)	(1,695)
Retirement benefit obligations	(1,755)	(1,998)	(1,772)
Provisions	(490)	(633)	(384)
Other payables	(226)	(229)	(256)
	(17,909)	(17,855)	(5,194)
Total liabilities	(33,591)	(33,042)	(15,543)
Net assets	14,867	14,915	14,022
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	364	364	378
Share premium account	1,889	1,888	1,704
Other reserves	1,882	1,902	1,884
Retained earnings	10,585	10,624	9,941
	14,720	14,778	13,907
Minority equity interests	147	137	115
Total equity	14,867	14,915	14,022

Consolidated Cash Flow Statement

For the quarter ended 31 March	2008 $m	2007 $m
Cash flows from operating activities
Profit before taxation	2,143	2,267
Finance income and expense	114	(97)
Depreciation, amortisation and impairment	702	370
Increase in working capital	(59)	(61)
Other non-cash movements	100	88
Cash generated from operations	3,000	2,567
Interest paid	(258)	(2)
Tax paid	(351)	(378)
Net cash inflow from operating activities	2,391	2,187
Cash flows from investing activities
Acquisition of business operations	-	(143)
Movement in short term investments and fixed deposits	(31)	(193)
Purchase of property, plant and equipment	(249)	(222)
Disposal of property, plant and equipment	14	13
Purchase of intangible assets	(2,689)	(183)
Purchase of non-current asset investments	(29)	-
Interest received	61	113
Dividends paid by subsidiaries to minority interest	(14)	(1)
Net cash outflow from investing activities	(2,937)	(616)
Net cash (outflow)/inflow before financing activities	(546)	1,571
Cash flows from financing activities
Proceeds from issue of share capital	1	33
Repurchase of shares	-	(1,184)
Dividends paid	(2,007)	(1,878)
Movement in short term borrowings	(375)	(10)
Net cash outflow from financing activities	(2,381)	(3,039)
Net decrease in cash and cash equivalents in the period	(2,927)	(1,468)
Cash and cash equivalents at the beginning of the period	5,727	6,989
Exchange rate effects	1	(1)
Cash and cash equivalents at the end of the period	2,801	5,520
Cash and cash equivalents consists of:
Cash and cash equivalents	2,920	5,567
Overdrafts	(119)	(47)
	2,801	5,520

Consolidated Statement of Recognised Income and Expense

For the quarter ended 31 March	2008 $m	2007 $m
Profit for the period	1,505	1,564
Foreign exchange and other adjustments on consolidation	120	(22)
Available for sale losses taken to equity	(14)	(2)
Actuarial gain for the period	290	84
Tax on items taken directly to reserves	(26)	(16)
	370	44
Total recognised income and expense for the period	1,875	1,608
Attributable to:
Equity holders of the Company	1,865	1,605
Minority interests	10	3
	1,875	1,608

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited financial statements for the quarter ended 31 March 2008 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU) and as issued by the International Accounting Standards Board.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2007.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2007.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts for the year ended 31 December 2007 will be filed with the Registrar of Companies following the Company’s Annual General Meeting.  The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2008 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31Mar 2008 $m
Loans due after 1 year	(10,876)	-	(81)	(159)	(11,116)
Current instalments of loans	-	-	-	-	-
Total loans	(10,876)	-	(81)	(159)	(11,116)
Other investments - current	177	31	122	-	330
Cash and cash equivalents	5,867	(2,950)	-	3	2,920
Overdrafts	(140)	23	-	(2)	(119)
Short term borrowings	(4,140)	375	-	(2)	(3,767)
	1,764	(2,521)	122	(1)	(636)
Net debt	(9,112)	(2,521)	41	(160)	(11,752)

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RECONCILIATION OF REPORTED TO CORE FINANCIAL MEASURES

For the quarter ended 31 March 2007

	Reported	Restructuring and synergy costs	MedImmune Amortisation*	Merck Amortisation	Core
Sales	6,966	-	-	-	6,966
Cost of sales	(1,486)	82	-	-	(1,404)
Gross Margin	5,480	82	-	-	5,562
Distribution	(61)	-	-	-	(61)
R&D	(1,170)	-	-	-	(1,170)
SG&A	(2,217)	-	-	22	(2,195)
Other income	138	-	-	-	138
Operating Profit	2,170	82	-	22	2,274
Net finance income	97	-	-	-	97
Profit before Tax	2,267	82	-	22	2,371
Taxation	(703)	(25)	-	-	(728)
Profit after Tax	1,564	57	-	22	1,643
Minority Interests	(4)	-	-	-	(4)
Net Profit	1,560	57	-	22	1,639
Weighted Average Shares	1,527	1,527	-	1,527	1,527
Earnings per Share	1.02	0.04	-	0.01	1.07
   * MedImmune amortisation commenced in Q2 2007

For the quarter ended 30 June 2007

	Reported	Restructuring and synergy costs	MedImmune Amortisation	Merck Amortisation	Core
Sales	7,273	-	-	-	7,273
Cost of sales	(1,668)	199	-	-	(1,469)
Gross Margin	5,605	199	-	-	5,804
Distribution	(61)	-	-	-	(61)
R&D	(1,225)	29	-	-	(1,196)
SG&A	(2,605)	148	35	25	(2,397)
Other income	259	-	-	-	259
Operating Profit	1,973	376	35	25	2,409
Net finance income	18	-	-	-	18
Profit before Tax	1,991	376	35	25	2,427
Taxation	(554)	(105)	(10)	-	(668)
Profit after Tax	1,437	271	25	25	1,759
Minority Interests	(11)	-	-	-	(11)
Net Profit	1,426	271	25	25	1,748
Weighted Average Shares	1,503	1,503	1,503	1,503	1,503
Earnings per Share	0.95	0.18	0.02	0.02	1.17

For the quarter ended 30 September 2007

	Reported	Restructuring and synergy costs	MedImmune Amortisation	Merck Amortisation	Core
Sales	7,150	-	-	-	7,150
Cost of sales	(1,444)	39	-	-	(1,405)
Gross Margin	5,706	39	-	-	5,745
Distribution	(59)	-	-	-	(59)
R&D	(1,335)	8	-	-	(1,327)
SG&A	(2,487)	99	105	25	(2,258)
Other income	197	-	-	-	197
Operating Profit	2,022	146	105	25	2,298
Net finance expense	(134)	-	-	-	(134)
Profit before Tax	1,888	146	105	25	2,164
Taxation	(537)	(42)	(30)	-	(608)
Profit after Tax	1,351	104	75	25	1,556
Minority Interests	(8)	-	-	-	(8)
Net Profit	1,343	104	75	25	1,548
Weighted Average Shares	1,486	1,486	1,486	1,486	1,486
Earnings per Share	0.91	0.06	0.05	0.02	1.04

For the quarter ended 31 December 2007

	Reported	Restructuring and synergy costs	MedImmune Amortisation	Merck Amortisation	Core
Sales	8,170	-	-	-	8,170
Cost of sales	(1,821)	95	-	-	(1,726)
Gross Margin	6,349	95	-	-	6,444
Distribution	(67)	-	-	-	(67)
R&D	(1,432)	36	-	-	(1,396)
SG&A	(3,055)	231	115	24	(2,685)
Other income	134	-	-	-	134
Operating Profit	1,929	362	115	24	2,430
Net finance expense	(92)	-	-	-	(92)
Profit before Tax	1,837	362	115	24	2,338
Taxation	(562)	(111)	(35)	-	(708)
Profit after Tax	1,275	251	80	24	1,630
Minority Interests	(9)	-	-	-	(9)
Net Profit	1,266	251	80	24	1,621
Weighted Average Shares	1,464	1,464	1,464	1,464	1,464
Earnings per Share	0.86	0.18	0.05	0.01	1.10

4	RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the quarter ended 31 March 2008 is stated after charging restructuring and synergy costs of $117 million ($82 million in the first quarter 2007).  These have been charged to the income statement as follows:

	1st Quarter 2008 $m	1st Quarter 2007 $m
Cost of Sales	32	82
R&D	54	-
SG&A	31	-
Total	117	82

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust, securities law and governmental investigations.  The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2007.

Matters disclosed in respect of the First Quarter of 2008 and April 2008.

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin bound)
As previously disclosed, in July 2006, Elan Pharma International Limited (Elan) filed a lawsuit in the US District Court for the District of Delaware against Abraxis BioScience, Inc. (Abraxis). Elan essentially alleges that Abraxis infringes two US patents in connection with the marketing, use and sale of Abraxane®. The US District Court for the District of Delaware has scheduled a trial, which is to commence on 2 June 2008.  AstraZeneca is party to an agreement with Abraxis to co-promote Abraxane® in the US, but is not a party to the litigation.

AtacandTM (candesartan cilexetil)
As previously disclosed, in April 2007 AstraZeneca received notice from Sandoz Inc. (Sandoz) that Sandoz had filed an ANDA with the FDA, seeking approval to market a generic version of AtacandTM (candesartan cilexetil) in the 4, 8, 16 and 32mg doses, prior to the expiration of US Patent No. 5534534 (the ’534 patent), which expires in July 2013.

In March and April 2008, AstraZeneca (new drug application (NDA) holder) and Takeda (patent holder) received notices from Teva Pharmaceuticals USA Inc. (Teva) that Teva had filed an ANDA with the FDA, seeking approval to market a generic version of AtacandTM in the 4, 8, 16 and 32mg doses, prior to the expiration of the ’534 patent. The notifications claim that the Teva products do not infringe the ’534 patent. Teva did not challenge the compound patents listed in the FDA Orange Book with reference to AtacandTM, the later of which expires in June 2012. As a result, Teva cannot market candesartan cilexetil until the end of the exclusivity period afforded by these patents. AstraZeneca and Takeda have decided not to bring an action for patent infringement at this time.

CrestorTM (rosuvastatin)
As previously reported, in December 2007, in response to notice-letters from seven manufacturers that they had submitted ANDAs to the FDA for approval to market CrestorTM 5, 10, 20 and 40mg rosuvastatin calcium tablets prior to the expiration of one or more of AstraZeneca’s three FDA Orange Book-listed patents, AstraZeneca Pharmaceuticals LP, AstraZeneca UK Limited, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha (Shionogi), filed separate lawsuits in the US District Court for the District of Delaware, against Apotex, Aurobindo, Cobalt, Mylan, Par, Sandoz and Sun for infringement of Patent No. RE37,314 (the ‘314 patent) covering rosuvastatin calcium, the active ingredient in Crestor tablets.

The seven Delaware cases proceed. Each of the seven ANDA-filers sued by AstraZeneca in the District of Delaware for infringement of the ‘314 patent has answered, counterclaimed, or otherwise responded to AstraZeneca’s pleadings. AstraZeneca has replied or responded as allowed. Among other responses, Apotex and Aurobindo have challenged the jurisdiction of the District of Delaware. In the event that Apotex or Aurobindo succeed in challenging jurisdiction in Delaware, and as an alternative to having concurrent CrestorTM litigations in multiple District Courts, AstraZeneca has contingently moved before the Judicial Panel on Multidistrict Litigation pursuant to 28 U.S.C. section 1407 for coordination and consolidation of all CrestorTM pre-trial matters by the Delaware court.

Although AstraZeneca did not sue Apotex for infringement of patent no 6,316,460 covering formulations (the ’460 patent), in addition to responding to AstraZeneca’s patent infringement action in Delaware, Apotex filed a declaratory judgment lawsuit against AstraZeneca based on AstraZeneca’s ‘460 patent in US District Court, Middle District of Florida. The Florida case has been stayed pending resolution of AstraZeneca’s pending motion before the Judicial Panel on Multidistrict Litigation.

In February 2008, AstraZeneca voluntarily dismissed the duplicate cases against Mylan and Cobalt, respectively, in West Virginia and Florida. The duplicate suit against Aurobindo in the District of New Jersey remains filed, but it has been stayed by the Court pending resolution of AstraZeneca’s pending motion before the Judicial Panel on Multidistrict Litigation.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting CrestorTM.

ExantaTM (ximelagatran)
As previously disclosed, four putative and essentially similar securities class actions were filed in the US against AstraZeneca PLC, Håkan Mogren (who currently serves as a Director of AstraZeneca PLC), Sir Tom McKillop, Jonathan Symonds and Percy Barnevik (who are former Directors of AstraZeneca PLC) between January and March 2005.  The defendants deny the allegations made in the lawsuit and will vigorously defend the action.  The defendants filed a motion in 2006 to dismiss the action, and the Court heard oral argument on defendants’ motion on 15 April 2008.

NexiumTM (esomeprazole)
Anti trust
As previously disclosed, in December 2006 and January 2007, several lawsuits against AstraZeneca entities, including putative class actions, were filed in the US District Court for the District of Columbia alleging anti-trust claims of unlawful monopolisation relating to PrilosecTM and NexiumTM.

In March 2008, the motions to dismiss these cases were granted and the US District Court for the District of Columbia ruled that the Plaintiffs had failed to show that AstraZeneca violated antitrust law.  The Plaintiffs have not appealed.

Patent Litigation
As previously disclosed, in October 2005, AstraZeneca received a notice from Ranbaxy Pharmaceuticals, Inc. that Ranbaxy Laboratories Limited (together Ranbaxy) had submitted an ANDA to the FDA for esomeprazole magnesium delayed-release capsules, 20 and 40mg.

On 15 April 2008, it was announced that AstraZeneca had settled this litigation.  Under the settlement agreement, Ranbaxy conceded that all six patents asserted by AstraZeneca in the patent litigation are valid and enforceable. Ranbaxy also accepted that four of the patents would be infringed by the unlicensed sale of Ranbaxy's proposed generic product. The settlement agreement will allow Ranbaxy to sell its generic version of NexiumTM under a licence from AstraZeneca starting 27 May 2014. The settlement also includes a separate out-sourcing agreement where a portion of NexiumTM US manufacturing will move to Ranbaxy.  This agreement is in line with AstraZeneca's stated supply chain strategy.  The remaining cases are ongoing.

In March 2008, AstraZeneca received notice from Teva Parenteral Medicines (Teva) that Teva had submitted an NDA to the FDA regarding esomeprazole for injection, 20mg/vial and 40mg/vial.  The notice contains certifications of invalidity, unenforceability, and/or non-infringement in respect of US Patent No. 5,877,192, which is listed in the FDA Orange Book with reference to NexiumTM in intravenous form.  AstraZeneca is evaluating Teva’s notice.

As previously disclosed, AstraZeneca initiated proceedings in the Federal Court of Canada against Novopharm Limited in connection with certain patents related to omeprazole magnesium tablets, on the basis that Novopharm was seeking a Notice of Compliance in Canada based on a comparison with AstraZeneca's LosecTM tablets. Two of these proceedings remained pending until April 2008 at which time Novopharm withdrew the allegations which were the subject of these proceedings and the proceedings were discontinued.

AstraZeneca Canada Inc. received several notices of allegation from Apotex Inc. (Apotex) in late 2007 in respect of patents listed on the Patent Register in Canada for NexiumTM. Apotex asserted in its notices that it filed an Abbreviated New Drug Submission in March 2007, for 20 and 40mg esomeprazole magnesium trihydrate tablets and alleged non-infringement and/or invalidity of numerous patents. AstraZeneca responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations (NOC Regulations). On 17 January 2008, Apotex advised that its product was erroneously described as being a trihydrate in its allegations, which allegations Apotex asserted it was withdrawing. Apotex mailed replacement allegations on 17 January 2008.

On 7 March 2008, AstraZeneca commenced court applications under the NOC Regulations in response to Apotex's replacement notices of allegation seeking declarations that the second set of allegations are not valid for the purposes of the NOC Regulations and, in the alternative, orders prohibiting the Canadian Minister of Health from issuing a Notice of Compliance (marketing approval) to Apotex for 20 and 40mg esomeprazole magnesium tablets until after the expiration of AstraZeneca's listed patents.

Apotex cannot obtain a Notice of Compliance for its esomeprazole tablets until the earlier of the disposition of all of the court applications in Apotex's favour or 24 months from the date on which the latest court application has been commenced.

AstraZeneca has full confidence in and will vigorously defend and enforce its intellectual property protecting NexiumTM.

PulmicortTM RespulesTM (budesonide inhalation suspension)
In March 2008, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Breath Limited for patent infringement.  The lawsuit is the result of an abbreviated New Drug Application (ANDA) filed by Breath with the US Food and Drug Administration (FDA) concerning Breath's intent to market a generic version of AstraZeneca's PulmicortTM RespulesTM (budesonide inhalation suspension) in the US prior to the expiration of AstraZeneca's patents.

The basis for AstraZeneca's complaint is that the action by Breath of filing an ANDA infringes certain of AstraZeneca's patents directed to PulmicortTM RespulesTM and their use. In October 2005, AstraZeneca filed a similar lawsuit in the US District Court for the District of New Jersey against IVAX Pharmaceuticals, Inc. (now known as Teva Pharmaceutical Industries Ltd.) for infringement of AstraZeneca's patents covering PulmicortTM RespulesTM.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting PulmicortTM RespulesTM.

SeroquelTM (quetiapine fumarate)
Product Liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving SeroquelTM. In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and in most cases, little or no factual information regarding the alleged injury has been provided in the complaint. However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking SeroquelTM and/or other atypical antipsychotic medications.

As of 25 March 2008, AstraZeneca was defending 8,277 served or answered lawsuits involving approximately 12,580 plaintiff groups.  To date, approximately 1,949 additional cases have been dismissed by order or agreement, about 1,500 of those with prejudice.  No trial is expected until the first half of 2009.

Patent Litigation
As previously disclosed, AstraZeneca is involved in four pending patent infringement cases against Teva and Sandoz in relation to SeroquelTM.

Fact-discovery has ended for the four consolidated ANDA lawsuits. Expert discovery proceeds. Sandoz and Teva have each conceded that their respective ANDA products infringe AstraZeneca’s patent covering SeroquelTM. Sandoz and Teva have each conceded the patent’s validity and allege only unenforceability for inequitable conduct.

In March 2008, the Court consolidated the three Teva actions with the Sandoz action for all purposes, including a joint trial, which the Court scheduled to begin on 11 August 2008.

The Court also granted leave to AstraZeneca to file a second motion for summary judgment. AstraZeneca filed its Motion for Summary Judgment of No Inequitable Conduct in March 2008. A hearing on AstraZeneca’s motion is scheduled on 4 June 2008.

AstraZeneca continues to have full confidence in its intellectual property protecting SeroquelTM and will vigorously defend and enforce it.

Sales and marketing practices
As previously disclosed, in February 2007, the Commonwealth of Pennsylvania filed suit against AstraZeneca, Eli Lilly & Co. (Lilly), and Janssen Pharmaceutica Inc. (Janssen) claiming damages incurred by the Commonwealth as a result of alleged off-label promotion of atypical antipsychotics by the three manufacturers. The suits against AstraZeneca and Janssen were severed from the suit against Lilly in December 2007.

In February 2008, a similar lawsuit was filed by the Montana Attorney General.  As is the case with the Pennsylvania suit, the Montana action seeks to recover costs associated with alleged off-label promotion as well as costs associated with the treatment of state residents who developed diabetes as a result of taking SeroquelTM.  As of the date of this announcement, the Montana action has not been served.

Average wholesale price class action litigation
As previously disclosed, in January 2002, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. AstraZeneca and other manufacturers have since been sued in similar lawsuits filed by the state Attorneys General of Pennsylvania, Nevada, Montana, Wisconsin, Illinois, Alabama, Kentucky, Arizona, Mississippi, Hawaii, Alaska, Idaho and Utah as well as by multiple individual counties in the state of New York.

The average wholesale price (AWP) case filed by the Alabama Attorney General was tried in Circuit Court in Montgomery, Alabama from 11 February to 21 February 2008.  The trial resulted in a jury verdict against AstraZeneca on the State's claims of fraudulent concealment and misrepresentation, and an award of compensatory damages of $40 million and punitive damages of $175 million.  Because the trial court committed multiple, reversible errors over the course of the trial, the Company believes that the verdict will likely be overturned upon appeal to the Alabama Supreme Court.  In addition to filing the appeal, AstraZeneca will request that the trial court reduce the award of punitive damages.  By law, punitive damages are capped at three times compensatory damages.  No provision has been taken in respect of this for the first quarter of 2008.

The allegations made in respect of the average wholesale price lawsuits described in this section are denied and will be vigorously defended.

6	ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

Introduction
In 1982, Astra AB set up a joint venture with Merck & Co., Inc. for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide for:

•	Annual contingent payments.
•	A payment to Merck in the event of a business combination between Astra and a third party in order for Merck to relinquish certain claims to that third party’s products.
•	Termination arrangements which, if and when triggered, cause Merck to relinquish its interests in AstraZeneca’s products and activities.

Further details are set out in the 2007 Annual Report and Form 20-F Information.

Payment made on 17 March 2008
On 17 March, under the termination arrangements included in the Agreements, AstraZeneca made a net cash payment to Merck of approximately $2.63 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products including Pulmicort™, Rhinocort™, Symbicort™ and Toprol-XL™.  Consequently AstraZeneca no longer has to pay contingent payments on these products to Merck and has obtained the ability to fully exploit these products and to fully exploit other opportunities in the Respiratory therapy area that AstraZeneca was previously prevented from doing by Merck’s interests in these products.  Intangible assets aggregating to $994 million have been recognised in respect of these acquired product rights and these are being amortised over various periods giving rise to an annual expense of approximately $60 million per annum.  Approximately $50 million of this amortisation relates to relief from contingent payments, and will be charged to Cost of Goods Sold, with the balance related to the Respiratory therapy area, which will be charged to SG&A.  For the purposes of calculating Core financial measures, the Company will exclude only the amortisation expense related to therapy area intangibles (ie that charged to SG&A) from the Core financial measures calculations.

The balance of the net payment made on 17 March represents payments on account for the product rights that will be acquired in the event that the First Option and the Second Option (see below) are exercised by AstraZeneca.  Intangible assets aggregating to $1,656 million have been recognised.  These balances are not subject to amortisation until each of the options is exercised and the related products rights are acquired.  Should it become probable that the First Option will not be exercised, all the payments on account will be expensed immediately. If after the First Option has been exercised it becomes probable that the Second Option will not be exercised, the payments on account for the product rights to be acquired under the Second Option will be expensed immediately.

Further optional payments
AstraZeneca has the right in 2010 to acquire Merck’s interests in all the products still covered by the Agreements other than Prilosec™ and Nexium™ for $647 million (“the First Option”).  These products comprise marketed products (Entocort™, Atacand™, Plendil™, Lexxel™) and products still in development (including AZD6140, AZD3355, AZD0328 and AZD2327).   If the First Option is exercised, AstraZeneca will no longer have to pay contingent payments on these products to Merck and will obtain the ability to fully exploit these products and to fully exploit other opportunities in the Cardiovascular and Neuroscience therapy areas that AstraZeneca was previously prevented from doing by Merck’s interests in these products.  If the First Option is exercised, this will give rise to an additional amortisation expense in the range of $15 to $50 million per annum charged to COGS, the precise amount dependent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million.

Provided that the First Option is exercised, AstraZeneca may exercise a further option (“the Second Option”) two years later (or in 2017, or if combined annual sales of the two products fall below a minimum amount) which will end the contingent payments in respect of Nexium™ and Prilosec™ and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec™ and Nexium™ as determined at the time of exercise.  If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of $15 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to payments on account will be subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

7	FIRST QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	1st Quarter	1st Quarter
	2008	2007		Constant
	$m	$m	Actual	Currency
US	3,401	3,234	5	5
Canada	322	254	27	9
North America	3,723	3,488	7	5
Western Europe**	2,405	2,200	9	(1)
Japan	378	331	14	4
Other Established ROW	190	133	43	26
Established ROW*	2,973	2,664	12	1
Emerging Europe	287	246	17	2
China	133	92	45	35
Emerging Asia Pacific	204	169	21	15
Other Emerging ROW	357	307	16	9
Emerging ROW	981	814	21	11
Total Sales	7,677	6,966	10	4

*   Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
** For the first quarter, Western Europe sales growth excluding Synagis™ would be 7 percent on an actual basis and -4 percent on a constant currency basis.

8	FIRST QUARTER PRODUCT SALES ANALYSIS

	World				US
	1st	1st		Constant	1st
	Quarter	Quarter	Actual	Currency	Quarter	Actual
	2008	2007	Growth	Growth	2008	Growth
	$m	$m	%	%	$m	%
Gastrointestinal:
Nexium	1,238	1,308	(5)	(9)	736	(15)
Losec/Prilosec	252	279	(10)	(16)	47	(13)
Others	20	20	-	(5)	6	(14)
Total Gastrointestinal	1,510	1,607	(6)	(10)	789	(15)
Cardiovascular:
Crestor	772	628	23	16	353	3
Seloken/Toprol-XL	190	444	(57)	(60)	64	(81)
Atacand	346	296	17	7	62	(5)
Tenormin	70	71	(1)	(10)	5	-
Zestril	59	80	(26)	(33)	4	(50)
Plendil	66	65	2	(6)	6	(14)
Others	68	69	(1)	(10)	1	-
Total Cardiovascular	1,571	1,653	(5)	(11)	495	(35)
Respiratory:
Symbicort	471	354	33	21	44	n/m
Pulmicort	411	401	2	(1)	275	2
Rhinocort	80	92	(13)	(16)	49	(22)
Oxis	17	23	(26)	(35)	-	-
Accolate	18	19	(5)	(5)	12	(14)
Others	43	42	2	(7)	-	-
Total Respiratory	1,040	931	12	5	380	10
Oncology:
Arimidex	430	401	7	2	183	13
Casodex	316	310	2	(5)	66	(10)
Zoladex	255	249	2	(6)	16	(27)
Iressa	58	52	12	4	2	(33)
Ethyol	14	-	n/m	n/m	14	n/m
Others	92	84	10	4	40	3
Total Oncology	1,165	1,096	6	(1)	321	7
Neuroscience:
Seroquel	1,050	923	14	10	702	7
Local anaesthetics	138	126	10	(1)	8	-
Zomig	107	107	-	(7)	44	(6)
Diprivan	68	59	15	7	11	22
Others	15	12	25	17	3	50
Total Neuroscience	1,378	1,227	12	7	768	7
Infection and Other:
Synagis	519	-	n/m	n/m	456	n/m
Merrem	213	178	20	12	46	31
FluMist	-	-	n/m	n/m	-	n/m
Other Products	55	74	(26)	(28)	29	(24)
Total Infection and Other	787	252	212	206	531	627
Aptium Oncology	98	98	-	-	98	-
Astra Tech	128	102	25	16	19	46
Total	7,677	6,966	10	4	3,401	5

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	24 April 2008
Announcement of second quarter and half year 2008 results	31 July 2008
Announcement of third quarter and nine months 2008 results	30 October 2008

DIVIDENDS

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Ethyol Faslodex FluMist Iressa Lexxel Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Flexhaler Pulmicort Respules Pulmicort Turbuhaler Recentin Rhinocort Seloken Seroquel Seroquel XR Symbicort Symbicort SMART Synagis Tenormin Toprol-XL Zactima Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and
Transfer Office
The AstraZeneca Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
UK
Tel (freephone in UK):
0800 389 1580
Tel (outside UK):
+44 (0)121 415 7033
Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 5
ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 24 APRIL 2008

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2007:

VOTES FOR:	810,654,560 (97.28%)
VOTES AGAINST:	22,692,193 (2.72%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:	859,390,852 (99.98%)
VOTES AGAINST:	177,582 (0.02%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:	853,732,280 (99.75%)
VOTES AGAINST:	2,105,945 (0.25%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:	854,079,349 (99.79%)
VOTES AGAINST:	1,800,628 (0.21%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:

VOTES FOR:	788,292,372 (97.09%)
VOTES AGAINST:	23,625,244 (2.91%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect Håkan Mogren as a Director:

VOTES FOR:	830,905,854 (96.83%)
VOTES AGAINST:	27,212,444 (3.17%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect David Brennan as a Director:

VOTES FOR:	844,725,775 (99.04%)
VOTES AGAINST:	8,203,167 (0.96%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to elect Simon Lowth as a Director:

VOTES FOR:	844,043,146 (99.03%)
VOTES AGAINST:	8,246,074 (0.97%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect John Patterson as a Director:

VOTES FOR:	844,593,712 (99.09%)
VOTES AGAINST:	7,714,003 (0.91%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to elect Bo Angelin as a Director:

VOTES FOR:	857,433,849 (99.73%)
VOTES AGAINST:	2,282,868 (0.27%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect John Buchanan as a Director:

VOTES FOR:	856,524,251 (99.63%)
VOTES AGAINST:	3,190,358 (0.37%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to elect Jean-Philippe Courtois as a Director:

VOTES FOR:	857,180,582 (99.71%)
VOTES AGAINST:	2,481,783 (0.29%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Jane Henney as a Director:

VOTES FOR:	857,009,726 (99.72%)
VOTES AGAINST:	2,426,176 (0.28%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Michele Hooper as a Director:

VOTES FOR:	856,964,055 (99.71%)
VOTES AGAINST:	2,462,823 (0.29%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:

VOTES FOR:	856,979,605 (99.68%)
VOTES AGAINST:	2,730,189 (0.32%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect John Varley as a Director:

VOTES FOR:	856,733,500 (99.69%)
VOTES AGAINST:	2,692,602 (0.31%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(m): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:	769,475,803 (94.52%)
VOTES AGAINST:	44,579,259 (5.48%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2007:

VOTES FOR:	749,311,648 (91.98%)
VOTES AGAINST:	65,291,577 (8.02%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:	833,970,325 (97.90%)
VOTES AGAINST:	17,856,539 (2.10%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Special Resolution to amend articles of association to increase the limit of directors’ remuneration

VOTES FOR:	824,017,351 (98.09%)
VOTES AGAINST:	16,036,917 (1.91%)

The Resolution was passed as a Special Resolution.

Resolution 9: Ordinary Resolution to authorise the Directors to allot unissued shares:

VOTES FOR:	850,061,955 (98.93%)
VOTES AGAINST:	9,214,517 (1.07%)

The Resolution was passed as an Ordinary Resolution.

Resolution 10: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:	856,535,120 (99.69%)
VOTES AGAINST:	2,653,571 (0.31%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:	859,275,269 (99.94%)
VOTES AGAINST:	527,201 (0.06%)

The Resolution was passed as a Special Resolution.

Resolution 12: Special Resolution to amend the Articles of Association regarding conflicts of interest:

VOTES FOR:	846,298,791 (99.54%)
VOTES AGAINST:	3,908,570 (0.46%)

The Resolution was passed as a Special Resolution.

G H R Musker
Company Secretary
24 April 2008

Item 6

AstraZeneca Submits sNDA for SYMBICORT® for COPD Treatment

 AstraZeneca today announced submission of a supplemental New Drug Application (sNDA) to the US Food and Drug Administration (FDA) to seek approval of a new indication for SYMBICORT® (budesonide/formoterol fumarate dihydrate) Inhalation Aerosol for the treatment of patients with Chronic Obstructive Pulmonary Disease (COPD). SYMBICORT is currently approved for the long-term maintenance treatment of asthma in patients 12 years and older.

The sNDA submission is based on results from two pivotal efficacy and safety trials with SYMBICORT pressurised meter dose inhaler (pMDI). Both studies were randomized, double-blind, parallel-group, multi-centre trials of patients (N=3,668) with moderate to very severe COPD. Results of the trials found SYMBICORT 160/4.5 (320/9 mcg bid) met the pre-specified co-primary endpoints and was found to be effective and well-tolerated for up to 12 months in patients with moderate to very severe COPD. Of note, both trials showed that SYMBICORT was well tolerated compared to the monoproducts budesonide and formoterol and placebo. The most common adverse events were bronchitis, oral candidiasis and nasopharyngitis, also known as the common cold.

“SYMBICORT is a combination maintenance treatment for patients with asthma that works rapidly to help improve lung function by reducing inflammation in the lining of the lung,” said Howard Hutchison, Chief Medical Officer, AstraZeneca. “We are confident in the data from the SHINE and SUN trials that support our submission, and we look forward to discussions with the FDA about this potential expanded indication.”

30 April 2008

Media Enquiries:
Steve Brown	+44 207 304 5033 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

About COPD
More than 12 million people in the United States suffer from COPD, and it is the fourth leading cause of death in the nation.  Some estimates also suggest that 12 million more people have COPD but are undiagnosed. COPD is a term referring to two serious lung diseases – emphysema and chronic bronchitis – that cause a person’s airways to become inflamed over time, making it difficult to breathe normally. Common symptoms include shortness of breath, chronic cough, wheezing and excess mucus. To reduce exacerbations and improve lung function and health status, the Global Initiative for Chronic Obstructive Pulmonary Disease (GOLD) recommends the use of combination treatments with an inhaled corticosteroid (ICS) and long-acting beta2-agonist (LABA), in addition to other treatment options. COPD is a progressive disease, which means people with COPD can expect lung function to worsen over time. When symptoms are severe, it can be difficult for a person to perform simple, daily tasks and some people may eventually require supplemental oxygen and may have to rely on mechanical respiratory assistance.

About SYMBICORT
SYMBICORT is a combination therapy indicated for the long-term maintenance treatment of asthma in patients 12 years of age and older. Administered twice daily, SYMBICORT is a combination of two proven asthma medications – budesonide, an inhaled corticosteroid (ICS), and formoterol, a rapid and long-acting beta2-agonist (LABA). SYMBICORT does not replace fast-acting inhalers and should not be used to treat acute symptoms of asthma.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Broadcast quality footage is available to download from the Media section of our website at: http://br.thenewsmarket.com/Astrazeneca/br/Login/LoginPreRegistration.aspx Journalists will be required to register to access this feature.

- Ends –

Item 7

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 30 April 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,457,062,310 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,457,062,310.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
30 April 2008